FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 23, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

23 February 2018

The Royal Bank of Scotland Group plc

LEI: 2138005O9XJIJN4JPN90

Directorate Changes

The Royal Bank of Scotland Group plc ("RBS") announces that with effect from close of business of the 2018 Annual General Meeting:

●  Penny Hughes will step down as a non-executive director of RBS, and as Chairman of the Sustainable Banking Committee; and
●  Mike Rogers will assume the role of Chairman of the Sustainable Banking Committee.

Howard Davies, Chairman of RBS, said:

"I would like to thank Penny for her exceptional contribution to the Board of RBS having served as a non-executive director since 2010.  During that time Penny has chaired both the Group Performance and Remuneration and Sustainable Banking Committees.

As the Group Performance and Remuneration Committee Chairman, Penny was focused on delivering pay structures which aligned with our goal of building a safer and more sustainable bank, and the long-term interests of shareholders.  Penny has also been a champion for stakeholder engagement and in her role as Chairman of the Sustainable Banking Committee, has been instrumental in ensuring the Board remains connected to the needs of our customers and wider stakeholders.

Penny's contribution, support and enthusiasm during this period of significant change for RBS has greatly benefited both the Board and the organisation as a whole.  Penny's presence will be greatly missed and she leaves with our good wishes for the future.

Mike Rogers will succeed Penny as Chairman of the Sustainable Banking Committee.  Mike has been a member of the Committee since 2016 and I am delighted that he will take on this role.   With Mike's retail, consumer and financial services background, I am confident he will build on the good progress already made in making this a sustainable bank for our stakeholders."

There are no other matters requiring disclosure under Listing Rule 9.6.11.

For further information contact:

RBS Media Centre +44 131 523 4205

Notes to Editors

Biographical Details

Mike Rogers

Mike Rogers joined the RBS Board in January 2016 and is a member of the Sustainable Banking Committee and the Group Performance and Remuneration Committee.  He is also the non-executive Chairman of Aegon UK and Director of Experian plc and Chairman-designate of its Remuneration Committee.  Mike has extensive experience in retail banking and financial services. Mike joined Barclays in 1986 where he undertook a variety of roles in the UK and overseas across business banking, wealth management and retail banking. Mike was Managing Director of Small Business, Premier Banking and UK Retail Banking and was latterly Chief Executive of Liverpool Victoria Group for 10 years.

Date: 23 February 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary